UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MobileIron, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60739U204

(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

230 West 56th Street, Apt. 53C

New York, New York 10019

212-201-5734

With a copy to:

Marc Weingarten

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event Which Requires Filing of this Statement)

(Page 1 of 11)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [☐].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60739U204	SCHEDULE 13 D	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,187,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,187,255
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%
14		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 60739U204	SCHEDULE 13 D	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,187,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,187,255
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%
14		TYPE OF REPORTING PERSON HC, OO

CUSIP No. 60739U204	SCHEDULE 13 D	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,187,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,187,255
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%
14		TYPE OF REPORTING PERSON HC, IN

CUSIP No. 60739U204	SCHEDULE 13 D	Page 5 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, par value $0.0001 per share (the “Common Stock”) of MobileIron, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 401 East Middlefield Road, Mountain View, CA 94043.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”); and (iii) Mr. Rishi Bajaj.

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the account of each of Osprey and the Separately Managed Accounts. The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b) The address of the business office of each of the Reporting Persons is 230 West 56th Street, Apt 53C, New York, New York 10019.

(c) The principal business of Investment Manager is serving as the investment manager of certain investment funds, including Osprey and the Separately Managed Accounts. The principal business of IMGP is serving as the general partner of Investment Manager. The principal business of Mr. Bajaj is serving as managing principal of Investment Manager and member of IMGP.

(d) – (e) During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 60739U204	SCHEDULE 13 D	Page 6 of 11 Pages

(f) Investment Manager is a Delaware limited partnership. IMGP is a Delaware limited liability company. Mr. Bajaj is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $4,871,821 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of Osprey. A total of approximately $17,217,230 (including brokerage commissions) in the aggregate was used to purchase the Common Stock held by the Separately Managed Accounts; such Common Stock was purchased prior to the Investment Manager being appointed as the investment manager of the Separately Managed Accounts.

On July 21, 2017, 426,710 shares of Common Stock were contributed in-kind to Osprey by an investor in exchange for membership interests in Osprey. On October 2, 2017, 1,449,068 shares of Common Stock were contributed in-kind to Osprey by an investor in exchange for membership interests in Osprey. No funds were received by Osprey in connection with such acquisition of Common Stock.

The source of the funds used by Osprey to acquire the Common Stock reported herein is the working capital available to Osprey and margin borrowings described in the following sentence. Such shares of Common Stock are held by Osprey in margin accounts, which may extend margin credit to Osprey from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The source of the funds used to acquire the Common Stock held by the Separately Managed Accounts is the working capital available to the Separately Managed Accounts.

Item 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

CUSIP No. 60739U204	SCHEDULE 13 D	Page 7 of 11 Pages

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, governance or capitalization; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate 7,187,255 shares of Common Stock, which Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IMGP and Mr. Bajaj, and which represent approximately 7.63% of the Issuer’s currently outstanding Common Stock. All percentages set forth herein are based upon a total of 94,135,654 shares of Common Stock outstanding as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, filed with the Securities and Exchange Commission on August 1, 2017. For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes.

CUSIP No. 60739U204	SCHEDULE 13 D	Page 8 of 11 Pages

(c) Other than as set forth herein, information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. On October 2, 2017, an investor contributed 1,449,068 shares of Common Stock to Osprey in-kind; the price per share for the contribution was recorded at the September 29, 2017 closing price of $3.70.

(d) – (e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein. Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 60739U204	SCHEDULE 13 D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2017

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

CUSIP No. 60739U204	SCHEDULE 13 D	Page 10 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of MobileIron, Inc. dated October 4, 2017 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: October 4, 2017

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

CUSIP No. 60739U204	SCHEDULE 13 D	Page 11 of 11 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days:

Investment Manager

Date	Security	Amount of Shares Bought (Sold)	Approximate Price per Share (excluding commissions)
9/01/2017	Common Stock	6,040	3.7399
9/01/2017	Common Stock	93,960	3.8659
9/19/2017	Common Stock	100,000	3.6126
9/21/2017	Common Stock	800	3.5000
9/22/2017	Common Stock	5,800	3.4935

All of the above transactions were effected on the open market.